Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ American Stock Exchange Ticker Symbol: AZK U.S. Registration: (File #001-31893) Email: info@aurizon.com Web Site: www.aurizon.com

THIRD QUARTER REPORT
SEPTEMBER 30, 2008

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the third quarter of 2008, which have been prepared on the basis of available information up to November 3, 2008.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The third quarter was highlighted by the following activities:

•

Cash flow from operating activities of $14.2 million.

•

Net earnings of $7.1 million, or $0.05 per share, and adjusted net earnings of $3.7 million, or $0.02 per share.

•

Gold production of 41,522 ounces.

•

Lower mining costs of $101 per tonne.

•

Debt reduced by $13 million.

•

New gold zone discovery 7.5 kilometres east of Casa Berardi.

•

Continued encouraging drill results at Joanna and option of adjacent claims.

At September 30, 2008, Aurizon had cash balances of $50.4 million, of which $35.4 million is in restricted accounts that may be used to fund the Casa Berardi project and service the project debt facility.  Subsequent to September 30, 2008, $26.3 million of restricted cash balances were released to the Company as a result of the achievement of the performance benchmarks in the second quarter, 2008.  Project debt at September 30, 2008 was $29.0 million, down 58% from $68.8 million at December 31, 2007.

FINANCIAL RESULTS

Third Quarter 2008

Net earnings of $7.1 million, or $0.05 per share, were achieved in the third quarter of 2008 compared to net earnings of $3.8 million, or $0.03 per share, in the same period of 2007.  Operating results were impacted by non-cash derivative gains of $2.8 million and foreign exchange gains of $0.6 million, on an after tax basis.  After adjusting for these items, net earnings for the quarter were $3.7 million, or $0.02 per share, compared to adjusted net earnings in the same quarter of 2007 of $6.8 million or $0.05 per share.

Revenue from Casa Berardi operations totalled $35.5 million in the third quarter of 2008 from the sale of 40,228 ounces of gold, compared to revenues of $36.1 million from gold sales of 50,000 ounces in the same quarter of 2007.  The average realized gold price was US$845 per ounce and the average Cdn/US exchange rate was 1.04.  Included in the average realized gold price are 11,525 ounces of gold sold at an average price of US$832 per ounce from the exercise of call options.  In the third quarter of 2007, the average realized gold price was US$679 per ounce and the average Cdn/US exchange rate was 1.06.  Actual gold production in the quarter was 41,522 ounces, lower than the 48,305 ounces produced in the same period of 2007 due to mine sequencing of higher than average ore grade stopes in 2007.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

Operating costs in the third quarter of 2008 totalled $17.0 million, while depletion, depreciation and accretion (“DD&A”) totalled $8.8 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$405 and DD&A amortization was US$211, for a total production cost of US$616 per ounce.

At the end of the third quarter of 2008, slightly lower gold prices, a weaker Canadian dollar and the expiry of gold options have resulted in a non-cash gain of $3.5 million due to a decrease in net unrealized derivative liabilities from $23.0 million at the end of June 2008 to $19.6 million at September 30, 2008.  In the same quarter of 2008, the non-cash derivative loss was $3.8 million.  The non-hedged derivative instruments comprising gold and foreign currency price protection contracts were required for the project loan facility used to finance the construction and start-up of the Casa Berardi Mine.  There are no margin requirements with respect to these derivative positions.

Administrative and general costs in the third quarter of 2008 totalled $1.9 million, slightly higher than the same period of 2007.  Included in these costs are stock based compensation charges totaling $0.4 million compared to $0.5 million in the same period of 2007.

Exploration expenditures of $3.1 million incurred at Joanna and Kipawa were charged to operations during the third quarter of 2008, compared to $1.3 million in the same period of 2007.

Income and resource taxes for the quarter were $1.6 million compared to $1.2 million in the same period of 2007.  Current and future Quebec mining taxes of $0.2 million were charged to operations in the third quarter of 2008, together with a future federal income tax charge of $1.4 million.  Provincial income taxes have not been applied as Aurizon has unrecognized provincial future income tax assets.

Cash flow from operating activities totalled $14.2 million in the third quarter, compared to $17.9 million in the same period of 2007.  The decrease in cash flow was primarily due to higher realized ore grades in 2007 resulting in lower unit operating costs and increased exploration activity during the current quarter.

Aggregate investing activities resulted in cash outflows of $6.1 million, compared to $17.1 million in the same period of 2007.  Capital expenditures totalled $8.7 million in the third quarter, of which $8.6 million was on sustaining capital and exploration at Casa Berardi.  In the same period of 2007, $5.7 million of capital expenditures were incurred.  In accordance with the terms of the project debt facility, restricted cash accounts are maintained to fund Casa Berardi’s operations.  These restricted cash balances increased by $0.5 million in the third quarter of 2008 due to cash flow from Casa Berardi operations, net of a principal payment totalling $13.1 million on September 30, 2008, and sustaining capital and interest charges.  The Company received $2.2 million in provincial refundable mining credits during the third quarter, 2008.

Financing activities during the third quarter of 2008 resulted in net cash outflows of $12.8 million.  The third principal debt repayment totalling $13.1 million was made at the end of September from the restricted cash account.  The exercise of incentive stock options provided $0.1 million.  In the same period of 2007, financing activities resulted in a net cash outflow of $4.3 million.

NINE MONTHS ENDED SEPTEMBER 30, 2008

Net earnings for the nine months ended September 30, 2008, were $9.0 million or $0.06 per share, compared to net earnings of $11.4 million or $0.08 cents per share in the same period of 2007.  Operating results were impacted by non-cash derivative losses of $3.8 million, a $3.2 million recovery of corporate takeover costs and foreign exchange gains of $1.5 million, on an after tax basis.  After adjusting for these items, net earnings for the first nine months of 2008 were $8.1 million, or $0.05 per share, compared to adjusted net earnings of $8.2 million or $0.06 per share in the same period of 2007.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

Cash flow from operating activities in the nine months of 2008 totalled $48.7 million, compared to cash flow of $20.2 million for the same period of 2007.  The comparative results reflect five months of cash flow from Casa Berardi, following the commencement of commercial production on May 1, 2007.

Investing activities in the first nine months of 2008 totalled $21.1 million, of which $19.1 million was incurred on capital expenditures, $3.7 million was related to increases in the restricted cash balances, and a net $1.6 million was received from refundable mining credits reduced by a payment made as a reassessment of refundable tax credits.

In the same period of 2007, investing activities totalled $17.6 million as a result of cash inflows from the capitalization of four months of pre-commercial net minesite cash flows and the receipt of Quebec mining tax credits; decreased by cash outflows related to capital expenditures and the funding of restricted cash balances.

Financing activities during the first nine months of 2008 resulted in a net cash outflow of $37.4 million due to principal debt repayments of $39.8 million offset by the exercise of incentive stock options totalling $2.5 million.  In the same period of 2007, financing activities resulted in a net cash outflow of $5.4 million due to a $4.4 million principal repayment; the capitalization of four months of interest costs associated with the project loan facility, and offset by the exercise of incentive stock options.

CASH RESOURCES AND LIQUIDITY

As at September 30, 2008, cash and cash equivalents stood at $15.0 million, compared to $24.8 million at the beginning of the year.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $35.4 million, compared to $31.8 million as at December 31, 2007.

Aurizon had working capital of $22.4 million as at September 30, 2008, compared to $31.9 million at the end of 2007.  Debt repayments totalling $39.8 million have been made in 2008.  Included in current liabilities are two debt repayments due in March 2009 and September 2009 totalling $21.0 million, compared to debt repayments of $25.7 million included in current liabilities at the end of 2007.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks at Casa Berardi, which extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided for an additional debt repayment of $15.0 million being made on March 31, 2008.  This additional debt repayment, together with the scheduled repayment, resulted in a total repayment of $26.7 million on March 31, 2008.  Another scheduled repayment of $13.1 million was made on September 30, 2008.

The debt facility operating performance benchmarks were achieved during the second quarter of 2008, which triggered the release of $26.3 million from the restricted cash accounts on November 3, 2008.  The Company is required to maintain a restricted cash balance equivalent to the principal and interest payments due in the following six months, which as at September 30, 2008 totalled $9.0 million.

Long term debt at September 30, 2008 totalled $9.3 million of which $8.0 million is project debt, $1.2 million is refundable government assistance and $0.1 million are equipment capital leases.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

NON-GAAP MEASURES

a)  CALCULATION OF ADJUSTED NET EARNINGS

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, the recovery of corporate takeover costs, as well as currency exchange fluctuations, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, because it will assist in the understanding of the Company’s operating results and financial position.

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
(in thousands of Canadian dollars except per share amounts)
Net earnings as reported	$7,108	$3,787	$8,975	$11,431
Unrealized loss (gain) on derivative instruments [1]	(2,778)	2,949	3,858	(3,329)
Foreign exchange loss (gain) [1]	(635)	15	(1,519)	79
Recovery of takeover defense costs [1]	-	-	(3,220)	-
Adjusted net earnings	$3,695	$6,751	$8,094	$8,181
Adjusted net earnings per share	$0.02	$0.05	$0.05	$0.06

¹ - Net of income taxes

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

b)  TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  Total cash costs are calculated in accordance with a standard developed by The Gold Institute.  The Gold Institute ceased operations in 2002; however the standard is the accepted standard for reporting cash costs of production in North America.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three months ended September 30		Nine months ended September 30
Total Cash Costs per Ounce	2008	2007	2008	2007[1]
(in thousands of Canadian dollars except per ounce amounts)
Operating costs	$17,025	$14,859	$52,015	$23,303
By-product silver sales	(88)	(121)	(394)	(205)
Total cash costs – Cdn $	16,937	14,738	51,621	23,098
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.04	1.05	1.02	1.06
Divided by ounces of gold sold	40,228	50,000	121,056	76,000
Total cash costs per ounce of gold – US$	405	282	418	287

1  Commercial production achieved on May 1, 2007.

c)  CALCULATION OF OPERATING PROFIT MARGIN PER OUNCE

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the quarter ended September 30, 2008, the average realized gold price was $845 less total cash costs of $405 for an operating profit margin of $440, compared to an average realized gold price of $679 less total cash costs of $282 for an operating profit margin of $397 for the same period of 2007.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

CASA BERARDI

Casa Berardi produced 41,522 ounces of gold in the third quarter of 2008 and 40,228 ounces were sold at an average price US$845 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 297,667 ounces of gold, primarily from Zone 113.  Development is currently under way within the Lower Inter Zone in order to provide supplemental mill feed for 2009.

Operations

Summary of Key Operational Statistics
	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating results
Tonnes milled	161,358	160,054	163,694	154,001	152,025	134,569	104,663	68,481
Grade – grams/tonne	8.58	7.73	8.63	8.14	10.65	10.38	10.14	8.58
Mill recoveries - %	93.3%	92.7%	92.6%	91.8%	92.8%	93.8%	93.8%	93.9%
Gold Production – ozs	41,522	36,871	42,074	37,007	48,305	42,144	32,013	17,731
Gold sold – ounces
Commercial production [1]	40,228	41,217	39,611	44,000	50,000	26,000	-	-
Pre-commercial production	-	-	-	-	-	10,500	30,100	6,882
Gold sold – total	40,228	41,217	39,611	44,000	50,000	36,500	30,100	6,882
Per ounce data – US$
Average realized gold price	$845	$869	$877	$770	$679	$666	$651	$625
Total cash costs [2]	$405	$436	$422	$402	$282	$298	-	-
Amortization [3]	$211	$210	$191	$214	$162	$152	-	-
Total production costs [4]	$616	$646	$613	$616	$444	$450	-	-

Table footnotes:

1

Commercial production achieved May 1, 2007.

2

Cost figures calculated in accordance with a standard developed by the former Gold Institute from the date of achieving commercial production.

3

Depreciation, amortization and accretion expenses.

4

Total cash costs plus depreciation, amortization and accretion expenses.

Ore throughput in the mill during the third quarter of 2008 increased to 161,358 tonnes from 152,025 tonnes in the same period of 2007.  An average ore grade of 8.6 grams/tonne was achieved in the third quarter of 2008, matching the ore grades planned for 2008.  Mill recoveries averaged 93.3%, in the third quarter of 2008.  This compares to higher than average ore grades of 10.6 grams/tonne and mill recoveries of 92.8% in the same quarter of 2007.

Total cash costs, on the basis of gold sold, were US$405 per ounce in the third quarter of 2008, 7% lower than the second quarter and higher than the US$282 per ounce costs in the third quarter of 2007 due to the lower ore grades and higher unit operating costs.  Unit mining costs in the third quarter of 2008 were $101 per tonne, compared to $94 per tonne costs in the same quarter of 2007 and lower than the second quarter 2008 costs of $105 per tonne.

The operating profit margin per ounce increased 11% to US$440 per ounce from US$397 per ounce in the second quarter 2007 due primarily to higher realized gold prices.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

OTHER PROPERTIES

Casa Berardi – Lake Shore option

Lake Shore Gold Corp. (“Lake Shore”) reported encouraging drill results from its optioned portion of the Casa Berardi property where it may earn up to a 50% interest by spending $5.0 million over 5 years. The optioned portion of the Casa Berardi property lies to the east and west of Aurizon’s wholly-owned Casa Berardi mining operations.

The results of the program, which involved a total of 12 diamond drill holes, included the discovery of a new gold zone, with the best intercept being 13.03 grams per tonne gold over 6.45 metres within a broader intersection of 8.58 grams per tonne gold over 10.4 metres (“Hole CE-08-03”).  Hole CE-08-03 is the deepest mineralized intersection at a vertical depth of 247 metres and is located approximately 90 metres below a historic intercept of 11.11 grams per tonne over 2.24 metres.  The new intercept is open both at depth and laterally.  The gold zone discovery is approximately 7.5 kilometres east north-east of Aurizon’s Casa Berardi East Mine and mill complex.

Joanna Gold Property

In the third quarter of 2008 21,300 metres of surface drilling was completed at Joanna with the objective of confirming results from previous drilling and to extend the lateral extension of the mineralized zones.  Drilling completed to date has intersected one to three mineralized intersections along the main zones, increasing the width of the zone within the existing pit contour. Combined and continuous thicknesses average between 20 and 60 metres for the whole extension of the Hosco Zone using a cut off grade of 0.5 grams of gold per tonne over 5 metres.  Thicknesses can reach 80 metres locally, plunging steeply to the west.

In September 2008, Aurizon entered into a letter agreement with Alexandria Minerals Corporation ("Alexandria") whereby Alexandria has granted the Company an option to earn an undivided 100% interest in nineteen (19) mineral claims, subject to an existing 2% net smelter return and a 2% gross overriding receipts royalty on any diamonds extracted from the claims.  One half of the net smelter return royalty (i.e. 1%), may be purchased at any time for total cash payments of $2,000,000.  The Alexandria Claims are located adjacent to the Company's Joanna Project, located along the Cadillac Break, in the Joannes Township, two kilometres northeast of the Rouyn-Noranda airport and 20 kilometres east of Rouyn-Noranda.

The option will require Aurizon to: make a cash payment of $200,000 and issue shares of Aurizon having an aggregate market value of $200,000 within thirty days of the effective date of a definitive agreement; incur exploration expenditures of $650,000 over a 24 month period; and make a final payment of Aurizon shares having an aggregate market value of $1,600,000, by the 2nd anniversary of the effective date of the formal agreement.

Kipawa Gold/Uranium Property

Exploration fieldwork continued during the quarter at Kipawa with the commencement of an initial drill program to test previously defined gold and rare earth targets in the southern portion of the property.  Assays for gold, uranium, and rare earth elements are pending.  Results of the program are expected late in the fourth quarter.

O’Brien

In accordance with a letter of intent executed in April 2008 with Radisson Mining Resources Inc., Aurizon had an option to acquire an undivided 50% right, title and interest in the O’Brien/Kewagama Property, which is situated 20 kilometres east of the Joanna project.  After conducting due diligence in the third quarter, Aurizon has decided not to proceed with the option.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

OUTLOOK

Based upon anticipated lower ore grades in the fourth quarter, Aurizon has reduced its production forecast for 2008 to 155,000 to 160,000 ounces of gold  at a total cash cost of approximately US$420 per ounce assuming a Cdn$/US$ exchange rate of 1.15 in the fourth quarter.

Sustaining development costs at Casa Berardi are estimated to total $4.0 million in the fourth quarter of 2008, primarily for the development of the Lower Inter Zone.  An additional $3.0 million is planned for investment in infrastructure and equipment and $2.6 million in exploration and related development activities in the fourth quarter at Casa Berardi.

At Joanna and Kipawa, $2.3 million of exploration expenditures are planned for the fourth quarter of 2008.

The Company’s financial position at September 30, 2008, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow Aurizon to meet its financial obligations as they become due and also fund its planned exploration and capital programs, based on current gold prices and exchange rates.

Casa Berardi

At Casa Berardi, a three year underground exploration program, initiated in 2007, will continue as follows:

a)

Drilling has commenced from the rehabilitated track drift on the 280 metre level in the area of the Principal Zones and between the two mines where limited surface exploration has been performed to date.  Open pit and underground mining opportunities in the area of the Principal Zones are currently being evaluated.

b)

At the East Mine, a rehabilitation of the underground workings is complete and definition drilling is in progress with the objective of upgrading the mineral resources and evaluating mining opportunities.

c)

An exploration drift is being developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and 123-South.  Drilling has commenced to test the depth extension of Zone 113.

In addition, deep drilling from surface will focus on the extension of the South fault, east of Zone 123-S.

Joanna

Based on recent results, the infill drilling program has been extended and is now expected to be completed, later in the fourth quarter, 2008.  Aurizon expects to receive an updated resource estimate on the Joanna Gold Project early in 2009, and has appointed Breton, Banville et Associés Inc. to prepare the pre-feasibility study upon completion of the updated resource estimate.  Roche Ltd. has been appointed to complete the required environmental studies.  The pre-feasibility study will include the results of the expanded drill program, resource modeling, and the results of geological, environmental and metallurgical test work presently in progress.

Following completion of the infill drilling program, Aurizon intends to resume its exploration drilling activities, testing the dip extension and geophysical and geochemical targets outside of the main orebody, including the recently optioned Alexandria property located along the eastern extension of the Joanna deposit.

Kipawa

At Kipawa, activity in the fourth quarter of 2008 will focus on the compilation and evaluation of the results from the exploration program conducted during the third quarter which included drilling, trenching and prospecting of gold and rare earth targets.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

Outstanding Share Data

As of November 3, 2008, Aurizon had 147,995,798 common shares issued and outstanding.  In addition, 6,590,750 incentive stock options representing 4.5% of outstanding share capital are outstanding that are exercisable into common shares at an average price of $3.67.

Related Party Transactions and Off-balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Summary of Quarterly Results

(in thousands of dollars, except per share data)
	3rd Quarter 2008	2nd Quarter 2008	1st Quarter 2008	4th Quarter 2007	3rd Quarter 2007	2nd Quarter 2007	1st Quarter 2007	4th Quarter 2006
Revenue	$35,502	$36,299	$35,134	$33,333	$36,092	$18,574	-	-
Net Earnings (Loss)	$7,108	$5,643	($3,776)	($5,901)	$3,787	$6,985	$659	($2,170)
Earnings (Loss) per share – basic and diluted	0.05	0.04	(0.03)	(0.04)	0.03	0.05	0.00	(0.01)

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Adoption of International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) recently confirmed January 1, 2011 as the date IFRS will replace Canadian generally accepted accounting principles (Canadian GAAP) for publicly accountable enterprises.  This represents a change in the fundamental principles upon which financial reporting is conducted and requires significant analysis and planning to ensure a proper transition.  The Company is currently assessing the implications of this transition, with emphasis on the impact on financial reporting and potential impacts on day-to-day business. Specifically, we will be examining the impact on our current accounting policies, information technology requirements, changes to internal controls over financial reporting, disclosure procedures, as well as any impact on matters influenced by GAAP measures.  The results of these assessments as well as the key elements of the Company’s implementation plan will be communicated in this year’s annual Management’s Discussion and Analysis of Financial Condition and Results of Operations.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

The AcSB is currently considering allowing early adoption of IFRS, possibly as soon as the 2009 financial year.  The Company does not anticipate opting for early adoption at this time; however, as the assessment of the transitional implications progresses, a decision on the Company’s eventual transition date to IFRS will be made.

Risks and Uncertainties

There have been no changes in the Company’s risks and uncertainties during the period ended September 30, 2008 from those described in the 2007 annual financial statements of the Company.

Common Shares (TSX – ARZ/AMEX – AZK)
	September 30,	December 31,
	2008	2007

Issued	147,995,798	146,730,948
Fully-diluted	154,586,548	153,336,548
Weighted average	147,603,534	146,501,956

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P. Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange or AMEX) see last news release under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com          Email: info@aurizon.com

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

Forward Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets, currency exchange rates and other estimates and forecasts related to the Company’s future operations.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are based on assumptions that the Company believes are reasonable.  However, forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate, or that expectations will be achieved and the Company does not assume any obligation to update these forward looking statements.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, and currency exchange rates, including the present credit and liquidity crisis, the future effects of which are difficult to predict, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO U.S. READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2008

Aurizon Mines Ltd.
Balance Sheet (unaudited) -  as at

	September 30	December 31
(in thousands of Canadian Dollars)	2008	2007
	$	$
ASSETS CURRENT
Cash and cash equivalents	15,014	24,836
Restricted cash (Note 8(b))	35,446	31,754
Accounts receivable and prepaid expenses	2,161	3,101
Refundable tax credits and mining duties	4,376	3,865
Derivative instrument assets (Note 9)	913	2,446
Inventories	8,705	8,153
	66,615	74,155
Derivative instrument assets (Note 9)	765	3,417
Other assets (Note 5)	2,564	4,393
Property, plant & equipment	37,440	39,043
Mineral properties (Note 6)	120,255	124,603
TOTAL ASSETS	227,639	245,611
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	13,738	11,576
Derivative instrument liabilities (Note 9)	7,953	4,852
Current portion of long-term debt (Note 8)	21,652	25,796
Current provincial mining taxes payable	836	-
	44,179	42,224
Derivative instrument liabilities (Note 9)	13,301	15,795
Long-term debt (Note 8)	9,292	44,924
Asset retirement obligations	2,736	2,598
Future income tax liabilities	15,511	11,201
TOTAL LIABILITIES	85,019	116,742
SHAREHOLDERS’ EQUITY
Share Capital (Note 7) Common shares issued – 147,995,798 (2007 – 146,730,948)	194,396	190,976
Contributed Surplus	872	837
Stock based compensation	7,383	6,062
Deficit	(60,031)	(69,006)
TOTAL SHAREHOLDERS’ EQUITY	142,620	128,869
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	227,639	245,611

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Andre Falzon,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2008

Aurizon Mines Ltd.
Statements of Earnings (unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian Dollars)	2008	2007	2008	2007
	$	$	$	$
REVENUE
Mining operations	35,502	36,092	106,935	54,665
EXPENSES
Operating	17,025	14,859	52,015	23,303
Depreciation, depletion and accretion	8,835	8,427	25,045	12,856
Administrative and general	1,866	1,778	7,656	6,311
Exploration	3,133	1,328	8,401	3,557
Unrealized derivative (gains) losses (Note 9)	(3,451)	3,786	4,792	(4,274)
Interest on long-term debt	568	1,284	2,333	2,107
Foreign exchange loss (gain)	(789)	19	(1,887)	102
Capital taxes	136	212	262	637
Other income (Note 10)	(501)	(544)	(5,803)	(1,515)
	26,822	31,149	92,814	43,084
Earnings for the period before income taxes	8,680	4,943	14,121	11,581
Current provincial mining taxes	(339)	-	(836)	-
Future income tax recovery (expense) relating to mining duties	175	-	(1,767)	-
Future income tax expense	(1,408)	(1,156)	(2,543)	(150)
Net earnings and other comprehensive income for the period	7,108	3,787	8,975	11,431
Earnings per share – basic and diluted	$0.05	$0.03	$0.06	$0.08
Weighted average number of common shares outstanding (thousands)	147,986	146,515	147,604	146,438

Statements of Deficit (unaudited)	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian Dollars)	2008	2007	2008	2007
	$	$	$	$
Deficit – Beginning of period as previously reported	(67,139)	(66,891)	(69,006)	(72,244)
Adoption of financial instrument accounting standards	-	-	-	(2,291)
Deficit – as adjusted	(67,139)	(66,891)	(69,006)	(74,535)
Net earnings for the period	7,108	3,787	8,975	11,431
Deficit – end of period	(60,031)	(63,104)	(60,031)	(63,104)

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

Aurizon Mines Ltd.

Statements of Cash Flow  (unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian Dollars)	2008	2007	2008	2007
	$	$	$	$
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings for the period	7,108	3,787	8,975	11,431
Adjustments for non-cash items:
Depreciation, depletion, and accretion	8,835	8,427	25,045	12,856
Refundable tax credits	(554)	(330)	(1,469)	(1,316)
Loss (gain) on sale of property, plant and equipment	-	9	(11)	35
Stock based compensation	401	510	2,295	2,533
Unrealized non-hedge derivative (gains) losses	(3,451)	3,786	4,792	(4,274)
Future income tax expense (recovery) relating to mining duties	(175)	-	1,767	-
Future income tax expense	1,408	1,156	2,543	150
	13,572	17,345	43,937	21,415
Decrease (increase) in non-cash working capital items	605	522	4,767	(1,220)
	14,177	17,867	48,704	20,195
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(1,849)	(2,788)	(5,137)	(4,867)
Mineral properties	(6,842)	(2,916)	(13,952)	(26,239)
Restricted cash funding	450	(11,445)	(3,692)	(20,095)
Deferred gold sales	-	-	-	31,162
Refundable tax credits and mining duties	2,175	-	1,640	2,463
	(6,066)	(17,149)	(21,141)	(17,576)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of shares	149	83	2,481	435
Long-term debt	(12,985)	(4,427)	(39,866)	(4,237)
Deferred interest costs	-	-	-	(1,613)
	(12,836)	(4,344)	(37,385)	(5,415)
DECREASE IN CASH AND CASH EQUIVALENTS	(4,725)	(3,626)	(9,822)	(2,796)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	19,739	10,295	24,836	9,465
CASH AND CASH EQUIVALENTS - END OF PERIOD	15,014	6,669	15,014	6,669

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

Notes to Financial Statements (unaudited)
(all figures in Canadian dollars unless otherwise stated)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2007.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.

Adoption of new accounting standards

a)

Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued handbook section 3031 – Inventories to replace existing section 3030.  This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories.  The Company’s financial statements are not significantly impacted by the application of section 3031.

b)

Financial Instruments Disclosures Section 3862 / Financial Instruments Presentation Section 3863

These sections replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company began application of these sections effective January 1, 2008. The adoption of these new accounting standards do not impact the amounts reported in the Company’s consolidated financial statements as the additional guidance relates solely to disclosure.

c)    Capital Disclosures – Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures”, which requires disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  Disclosures required by this standard are presented in note 4.

d)    Goodwill and intangible assets, Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

3.

Financial Instruments

The Company examines the risks to which its financial instruments are exposed and assesses the likelihood and impact of these risks.  These financial risks include interest rate risk, credit risk, currency risk, and liquidity risk.

a)    Interest rate risk

The Company’s cash, restricted cash and cash equivalents bear interest at fixed rates and have maturities of 90 days or less.  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.  Long-term debt bears interest at a variable rate and matures as described in Note 8(a), and as such the Company does not bear any interest rate risk other than market risk.  The weighted average interest rate paid by the Company during the third quarter on its outstanding debt was 5.36%.  A sensitivity analysis has determined that an interest rate fluctuation of 100 basis points, or 1%, would have resulted in a $0.1 million fluctuation in the interest expense for the quarter.  For the first nine months of the year, the weighted average interest rate paid by the Company was 6.07%.  A fluctuation of 100 basis points, or 1%, in the interest rates would have resulted in a $0.4 million fluctuation in the year-to-date interest expense.

b)    Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I and Schedule II banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions.   The Company does not hold any asset backed commercial paper.

The Company sells gold and silver via bullion traders and as such, does not incur a credit risk related to receivables on sales.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with counterparties that are rated A or better as determined by the most recent S&P credit ratings.  The gold price protection contracts are shared between two counterparties, the largest one having 79% of the contracts.  The Company’s foreign exchange contracts are held with three counterparties, each holding equal portions thereof.  There are no margin calls with respect to these derivative positions.

Overall, the Company does not consider its exposure to credit risk to be significant, and believes that its risk has not significantly changed over the past twelve months.

c)    Foreign currency risk

The Company has implemented a foreign currency program as a result of the project debt agreement signed in 2006 (Note 8).  This program allows the Company to purchase Canadian dollars at predetermined exchange rates varying between 1.11 and 1.13 (Canadian dollars per U.S. dollar).

A sensitivity analysis has determined that a fluctuation of 10% in the foreign exchange rate would have affected cash flows by $2.6 million in the third quarter of 2008.  For the first nine months of 2008, the total impact of a 10% fluctuation in the foreign exchange rate would have affected cash flows by $8.8 million.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

3.

Financial Instruments (continued)

d)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial commitments as they become due.  The Company manages its liquidity risk by following a rigorous budgeting process to help determine the funds required to meet its operational and expansion plans.  Moreover, the Company ensures there is sufficient working capital and available credit facilities to meet its ongoing current obligations.

A sensitivity analysis has determined that a 10% increase in the average realized price of gold for the third quarter would have increased cash inflows by $2.5 million, while a 10% decrease in the realized price of gold would have negatively affected cash flows by $3.5 million.  For the first nine months of 2008, a 10% increase in the average realized price of gold would have increased cash inflows by $6.6 million, while a 10% decrease in the realized price of gold would have negatively affected cash flows by $9.5 million.

The Company does not consider that its liquidity risk has significantly changed in the past twelve months.

4.

  Management of capital risk

The Company’s objectives concerning capital management are to ensure that it will be able to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Management of capital risk consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of debt (Note 8), and equity components consisting of capital stock and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, utilize its current available project debt facility, or enter into new debt arrangements.  The Company expects its existing capital resources will be sufficient to sustain its operations and exploration projects over the next twelve months.

5.

  Other assets

(in thousands)	September 30, 2008	December 31, 2007
	$	$

Mining duties receivable	2,331	4,160
Reclamation deposits	233	233
Total other assets	2,564	4,393

6.

  Mineral Properties

In September 2008, the Company entered into a letter agreement with Alexandria Minerals Corporation (“Alexandria”) whereby Alexandria has granted the Company an option to earn an undivided 100% interest in 19 mineral claims, subject to an existing 2% net smelter return and a 2% gross overriding receipts royalty on any diamonds extracted from the claims (the "Alexandria Claims"). One half of the net smelter return royalty (i.e. 1%), may be purchased at any time for total cash payments of $2,000,000. The Alexandria Claims are located adjacent to the Company's Joanna Project, located along the Cadillac Break, in the Joannes Township, two kilometres northeast of the Rouyn-Noranda airport and 20 kilometres east of Rouyn-Noranda.

The option will require Aurizon to: make a cash payment of $200,000 and issue shares of Aurizon having an aggregate market value of $200,000 within thirty days of the effective date of a definitive agreement; incur exploration expenditures of $650,000 over a 24 month period; and make a final payment of Aurizon shares having an aggregate market value of $1,600,000, by the 2nd anniversary of the effective date of a definitive agreement.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

7.

   Share Capital

a)

Authorized:

Unlimited number of common shares without par value, and unlimited number of preferred shares without par value.

b)

Issued and fully paid:

Common Shares	Shares	Amount
(in thousands)		$
Balance – December 31, 2007	146,731	190,976
Exercise of stock options	475	926
Fair value of options exercised	-	361
Balance – March 31, 2008	147,206	192,263
Exercise of stock options	731	1,406
Fair value of options exercised	-	515
Balance – June 30, 2008	147,937	194,184
Exercise of stock options	59	149
Fair value of options exercised	-	63
Balance – September 30, 2008	147,996	194,396

c)

Incentive Stock Options

i) During the month of May 2008, incentive stock options were granted to officers, directors and employees to purchase up to 1,240,000 shares at an exercise price of $5.02 per share.  The fair value of the options granted was estimated as $1.98 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	44.25%
Risk-free interest rate	3.19%
Expected lives	4.2 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $1.2 million relating to the options that vest immediately.  A further stock based compensation expense of $1.2 million will be charged to operations over the three year vesting period of these options.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

7.

   Share Capital (continued)

ii) During the month of August 2008, incentive stock options were granted to Casa Berardi employees to purchase up to 65,000 shares at an exercise price of $4.29 per share.  The fair value of the options granted was estimated as $1.66 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	43.40%
Risk-free interest rate	3.12%
Expected lives	4.2 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $26,625 relating to the options that vest immediately.  A further stock based compensation expense of $80,925 will be charged to operations over the three year vesting period of these options.

The status of stock options granted to officers, directors and employees as at September 30, 2008 and the changes during the period ended is presented below:

(in thousands)	Number of Options	Weighted-average exercise price
Outstanding – December 31, 2007	6,606	$3.09
Exercised	(475)	$1.95
Outstanding – March 31, 2008	6,131	$3.18
Exercised	(731)	$1.92
Granted	1,240	$5.02
Outstanding – June 30, 2008	6,640	$3.66
Exercised	(59)	$2.54
Granted	65	$4.29
Forfeited	(55)	$4.25
Outstanding – September 30, 2008	6,591	$3.67
Vested and exercisable as at September 30, 2008	4,654	$3.41

d)

Accumulated Other Comprehensive Income

As at September 30, 2008, the Company’s accumulated other comprehensive income balance was nil.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

8.

  Long-term Debt

(in thousands)	September 30, 2008	December 31, 2007
	$	$
Casa Berardi loan facility (a)	29,023	68,838
Capital lease obligations	162	213
Reimbursable government assistance	1,759	1,669
	30,944	70,720
Less current portions:
Casa Berardi loan facility	(21,000)	(25,725)
Capital lease obligations	(75)	(71)
Reimbursable government assistance	(577)	-
	(21,652)	(25,796)
Long-term debt	9,292	44,924

a)

Casa Berardi loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with repayments beginning September 30, 2007.  The loan may be repaid at any time without penalty.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks at Casa Berardi, which extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided for an additional principal debt repayment totalling $15.0 million being made on March 31, 2008.  This additional principal debt repayment, together with the scheduled repayment, resulted in a principal debt repayment of $26.7 million on March 31, 2008.   The additional principal debt repayment was applied in reverse order of maturity, resulting in the final repayment changing from September 30, 2010 to March 31, 2010.  A scheduled repayment of $13.1 million was made on September 30, 2008.

The debt facility operating performance benchmarks were achieved during the second quarter of 2008.   Accordingly, effective August 1, 2008, the interest margins on the prime rate based loans and the bankers’ acceptance loans reduced to prime plus 0.875% and the prevailing CDOR rate plus 1.875% respectively.

The Company may borrow in the form of a bankers’ acceptance loan or a prime rate based loan.  Prior to achieving commercial production and meeting certain operating performance benchmarks, the loan interest rate was prime plus 1.25%, and the bankers’ acceptance loan rate was the prevailing CDOR rate plus 2.25%.

Two principal debt repayments are due within twelve months of the date of these financial statements: $8.2 million is due on March 31, 2009, and $12.8 million is due on September 30, 2009.  Accordingly, $21.0 million is reflected as a current portion of the outstanding debt.

b)

Restricted cash

As at September 30, 2008, in accordance with the terms of the $75 million project loan facility, $35.4 million was held in restricted accounts to be used to fund Casa Berardi project costs and service the project debt.  The debt facility operating performance benchmarks were achieved during the second quarter of 2008, which triggers the release of funds accumulated in the restricted cash accounts following each semi-annual principal repayment date.  Accordingly, $26.3 million was released from the restricted accounts on November 3, 2008.  The Company is required to maintain a restricted cash balance equivalent to the principal and interest payments due in the following six months, which as at September 30, 2008 totaled $9.0 million.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2008

9.       Commitments

a)

Non-hedge derivatives

The Company’s non-hedge derivative positions at September 30, 2008 were as follows:

	2008	2009	2010	Total
Gold
US$500 put options purchased - ounces	21,790	84,842	65,814	172,446

Call options sold - ounces	21,790	84,842	65,814	172,446
Average call price per ounce	US$860	US$882	US$908	US$889
Canadian – U.S. dollars
Forward sales contracts–Cdn$ thousands	-	$16,800	$18,600	$35,400
Average exchange rate – Cdn$/US$	-	1.12	1.11	1.12

As at September 30, 2008, the unrealized mark-to-market loss of the non-hedged gold derivative positions totalled $21.2 million and the non-hedged currency derivative position had an unrealized mark-to-market gain of $1.6 million, for a net unrealized derivative loss of $19.6 million.  The current portion of these losses and gains for the derivative instruments expiring within one year are $8.0 million and $0.8 million, respectively.  Year-to-date net losses of $4.8 million have been charged to operations.  There are no margin requirements with respect to these derivative positions.

During the three months ended September 30, 2008, 17,288 ounces of gold put options expired, and 11,525 ounces of gold call options were exercised at an average price of US$832 per ounce.

During the first nine months of the year, a total of 55,516 ounces of gold put options expired and 47,353 ounces of gold call options were exercised at an average price of US$835.  In addition, $10.5 million of currency forward contracts matured in March 2008 at an average Cdn/US exchange rate of 1.129, and $10.5 million of currency forward contracts matured in September 2008 at an average Cdn/US exchange rate of 1.125.

Subsequent to September 30, 2008, the Company entered into US$27 million of foreign exchange contracts that convert to Canadian dollars at an average rate of 1.10 over a ten month period ending August 31, 2009.

b)

Contractual obligations

As at September 30, 2008, the Company has contractual obligations in respect of operations, development and restoration activities at Casa Berardi totalling $1.4 million which are due within the next twelve months, of which $0.4 million is due in 2008.

10.   Other income

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian Dollars)	2008	2007	2008	2007
	$	$	$	$
Recovery of takeover defense costs	-	-	4,000	-
Royalty income	95	58	401	336
Interest income	406	495	1,391	1,214
Gain (loss) on sale of property, plant and equipment	-	(9)	11	(35)
Other income	501	544	5,803	1,515